

Alan Mehrez · 2nd

President Avinu Media Inc. at Avinu Media

Fort Lauderdale, Florida, United States · 500+ connections ·

Contact info

 **Avinu Media**

 **Harvard University**

Experience



President Avinu Media Inc.

Avinu Media · Full-time

Aug 2020 – Present · 5 mos

Fort Lauderdale , Florida

Avinu Media Inc. is a streaming Faith and Family Streaming Channel and is developing a new channel that shall be the first animated interactive Biblical Channel and will be known as Crossflix Plus as it will have thousands of faith and family movies and interactive animated biblical content, the first channel of it's kind. The new combined Channel will launch within 3 Months. Compedia a Partner in Avinu Media Inc. is a leading animated content Producer. Clients include Sony, Intel, Samsung, Toyota and Museum of the Bible in Washington D.C.

consultant

Nov 2016 – Present · 4 yrs 2 mos

President/CEO

Crossflix Inc.

Nov 2016 – Aug 2020 · 3 yrs 10 mos

Lauderdale by the Sea, Florida

Alan Mehrez heads CrossFlix Inc. (www.Crossflix.com) an Internet Televison Network that is considered by many to be the Christian alternative to Netflix. CrossFlix is available via the following Platforms: Roku, Amazon Fire, Apple TV and Google Play. Crossflix is curre ...see mor

Education



Harvard University
Doctor of Law (J.D.), Law



University of California, Los Angeles
Bachelor's degree, History
1974 – 1977



